Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant To Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the month of May, 2003                        Commission File Number 1-12090


                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)


                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)



                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X   Form 40-F
                      ---            ---


                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                        Grupo Radio Centro, S.A. de C.V.

                                TABLE OF CONTENTS

                      This Form 6-K contains the following:

                                                                      Sequential
                                                                         Page
    Item                                                                Number
    ----                                                                ------

1.  Notice of a meeting of holders of Non-Redeemable Ordinary
      Participation Certificates representing Series "A" Common
      Shares of Grupo Radio Centro, S.A. de C.V. ("CPOs") to
      be held on May 19, 2003........................................      1

2.  Second notice of a meeting of holders of CPOs to be held on
      May 19, 2003...................................................      3

3.  Summary of meeting of holders of CPOs held on May 19, 2003.......      5

                                NOTICE OF MEETING
                 BANCO INTERNACIONAL, S.A., DIVISION FIDUCIARIA
       GENERAL MEETING OF HOLDERS OF NON-REDEEMABLE ORDINARY PARTICIPATION
                  CERTIFICATES REPRESENTING SERIES "A" COMMON
                   SHARES OF GRUPO RADIO CENTRO, S.A. DE C.V.

         In accordance with the trust agreement number 899-8 dated May 24, 1993, and its amendment dated July 24, 1996, among Nacional Financiera, S.N.C., Direccion de Fideicomisos ("Nafin"), BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, Division Fiduciaria and Grupo Radio Centro, S.A. de C.V. ("RC Trust"), pursuant to which the non-redeemable ordinary participation certificates representing Series "A" Common Shares of Grupo Radio Centro, S.A. de C.V. (the "CPOs") were issued and with section 7 of Article 228-R of the Ley General de Titulos y Operaciones de Credito (the "General Law of Negotiable Instruments and Credit Transactions"), Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital, Division Fiduciaria, in its capacity as Common Representative, hereby summons the holders of the aforementioned certificates to a general meeting to take place on May 19, 2003, at 9:30 a.m., at the domicile of the Common Representative, at Paseo de la Reforma No. 156, tenth floor, Col. Juarez, 06600, Mexico, D.F., to address the issues included in the following:

                                     Agenda
                                     ------

I. Proposal to substitute Nafin as trustee of the RC Trust and to appoint GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria ("GE Capital") in its place, in addition to partially amending the RC Trust, particularly regarding the extension of its term and exchange procedures for the CPOs.

II. Proposal to amend the minutes relating to the issuance of the CPOs, as a result of the resolutions adopted pursuant to item one of the agenda.

III. Appointment of delegates for performing and formalizing the resolutions adopted in this meeting.

IV. Drafting, review and approval, as the case may be, of the minutes corresponding to this meeting.

         In accordance with the terms of Article 221 of the General Law of Negotiable Instruments and Credit Transactions, as a requirement to have the right to attend the meeting, the holders must deliver to the Common Representative, by no later than the day prior to the date of the meeting, at the Common Representative's official domicile, the corresponding deposit certificate issued by S.D. Indeval, Sociedad para el Deposito de Valores. Upon delivery of such deposit certificates, the Common Representative will deliver to the holders an admission card. Securities firms and other institutions that have deposit accounts with the S.D. Indeval, Sociedad para el Deposito de Valores, are required to prepare a list containing the name, address, nationality and number of deposit certificates owned by each of the holders that they represent at the meeting.

                          Mexico City, April 30, 2003.


                          /s/ Eduardo Azcoitia Moraila
                          ----------------------------
                              Common Representative
                           Banco Internacional, S.A.,
                          Institucion de Banca Multiple
                             Grupo Financiero Vital
                               Division Fiduciaria
                       Mr. Eduardo Azcoitia Moraila, Esq.
                       Delegado Fiduciario y Representante

                            SECOND NOTICE OF MEETING
                 BANCO INTERNACIONAL, S.A., DIVISION FIDUCIARIA
              GENERAL MEETING OF HOLDERS OF NON-REDEEMABLE ORDINARY
            PARTICIPATION CERTIFICATES REPRESENTING SERIES A COMMON
                   SHARES OF GRUPO RADIO CENTRO, S.A. DE C.V.


         If the quorum required by Article 220 of the Ley General de Titulos y Operaciones de Credito (the "General Law of Negotiable Instruments and Credit Transactions") to legally install the general meeting of holders of non-redeemable ordinary participation certificates representing Series "A" Common Shares of Grupo Radio Centro, S.A. de C.V. ("CPOs"), called by the undersigned through notice dated April 30, 2003, pursuant to the corresponding publication, was not achieved, in accordance with the trust agreement number 899-8 dated May 24, 1993, and its amendment dated July 24, 1996, among Nacional Financiera, S.N.C., Direccion de Fideicomisos ("Nafin"), BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, Division Fiduciaria, and Grupo Radio Centro, S.A. de C.V. ("RC Trust"), and section 7 of
Article 228-R of the General Law of Negotiable Instruments and Credit Transactions, Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital, Division Fiduciaria, the undersigned, in its capacity as Common Representative, hereby, and for the second time, summons such holders to a general meeting that, if the above-mentioned requirement of Article 220 was not achieved pursuant to the first notice of meeting, will take place on May 19, 2003, at 10:00 a.m., at the official domicile of the Common Representative, at Paseo de la Reforma No. 156, tenth floor, Col. Juarez, 06600, Mexico, D.F., to address the issues included in the following:


                                     Agenda
                                     ------

IV. Proposal to substitute Nafin as trustee of the RC Trust and to appoint GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Division Fiduciaria ("GE Capital") in its place, in addition to partially amending the RC Trust, particularly regarding the extension of its term and exchange procedures for the CPOs.

V. Proposal to amend the minutes relating to the issuance of the CPOs, as a result of the resolutions adopted pursuant to item one of the agenda.

VI. Appointment of delegates for performing and formalizing the resolutions adopted in this meeting.

IV. Drafting, review and approval, as the case may be, of the minutes corresponding to this meeting.

         In accordance with the terms of Article 221 of the General Law of Negotiable Instruments and Credit Transactions, as a requirement to have the right to attend the meeting, the holders must deliver to the Common Representative, by no later than the day prior to the date of the meeting, at the Common Representative's official domicile, the corresponding deposit certificate issued by S.D. Indeval, Sociedad para el Deposito de Valores. Upon delivery of such deposit certificates, the Common Representative will deliver to the holders an admission card. Securities firms and other institutions that have deposit accounts with the S.D. Indeval, Sociedad para el Deposito de Valores, are required to prepare a list containing the name, address, nationality and number of deposit certificates owned by each of the holders that they represent at the meeting.

                          Mexico City, April 30, 2003.


                          /s/ Eduardo Azcoitia Moraila
                          ----------------------------
                              Common Representative
                           Banco Internacional, S.A.,
                          Institucion de Banca Multiple
                             Grupo Financiero Vital
                               Division Fiduciaria
                          Mr. Eduardo Azcoitia Moraila
                       Delegado Fiduciario y Representante

             SUMMARY OF GENERAL MEETING OF HOLDERS OF NON-REDEEMABLE
            ORDINARY PARTICIPATION CERTIFICATES REPRESENTING SERIES
              "A" COMMON SHARES OF GRUPO RADIO CENTRO, S.A. DE C.V.


First Resolution: It is approved to implement the procedures in the form and terms outlined in the preceding sub-paragraphs A to H, inclusive, in addition to continuing with the necessary legal procedures for such purpose, in particular, the attainment of corresponding authorizations from the RC Trust's Technical Committee (Comite Tecnico del Fideicomiso RC), from the CNBV and the DGIE, with the understanding that the changes in the structure and integration of the Trust's Technical Committee pursuant to the project modification agreement attached as Exhibit "C" will be in effect until the formalization of such modification agreement.

Second Resolution: It is approved to amend and integrate in the form of certified true copies the issuance minutes of the CPO's RC dated June 29, 1993 (with its amendment dated July 25, 1996) and July 24, 1996 pursuant to the plan attached to this act as Exhibit "D", once the RC Trust modification agreement referred to in the first matter of today's agenda has been formalized in the form and terms outlined in the preceding paragraph, with the participation of the Common Representative and the CNBV before the notary public elected by GE Capital.

Third Resolution: Pursuant to article 228-R, paragraph 7, of the General Law of Securities and Credit Operations, it is approved that Mr. Francisco Aguirre Gomez, Carlos Aguirre Gomez, Pedro Beltran Nasr, Alfredo Azpeitia Mera, Alvaro Fajardo de la Mora, Adolfo Acosta Noriega y Alejandro Sepulveda de la Fuente, jointly or separately, as special delegates, will take the necessary actions to formalize and make effective the agreement adopted by the assembly, being also authorized, jointly or separately, to appear before to the respective authorities with such purpose, particularly before the CNBV and the DGIE.

Fourth Resolution: Having addressed all matters on today's agenda and having no other matters to discuss, it was resolved to suspend the session for a brief recess to draft the current minutes, which were approved by unanimous vote, signed by the president, the secretary and the record keeper.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Grupo Radio Centro, S.A. de C.V.
                                             (Registrant)


Date:    May 22, 2003                        By: /s/ Pedro Beltran Nasr
                                                 ----------------------
                                                 Name:  Pedro Beltran Nasr
                                                 Title: Chief Financial Officer